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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                                  PURSUANT TO
                              SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                           BRITE VOICE SYSTEMS, INC.
                           (Name of Subject Company)

                             ---------------------

                           BRITE VOICE SYSTEMS, INC.
                       (Name of Person Filing Statement)

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                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   110411105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                              GLENN A. ETHERINGTON
                            CHIEF FINANCIAL OFFICER
                           BRITE VOICE SYSTEMS, INC.
                      250 INTERNATIONAL PARKWAY, SUITE 300
                            HEATHROW, FLORIDA 32746
                                 (407) 357-1000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                             ---------------------

                                   Copies to:
                              THOMAS P. GARRETSON
                        TRIPLETT, WOOLF & GARRETSON, LLC
                          2959 N. ROCK ROAD, SUITE 300
                             WICHITA, KANSAS 67226
                                 (316) 630-8100

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Brite Voice Systems, Inc., a Kansas corporation (the "Company"), and the address of its principal executive offices is 250 International Parkway, Suite 300, Heathrow, Florida 32746. The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation ("Purchaser") and a wholly owned subsidiary of InterVoice, Inc., a Texas corporation ("Parent"), described in a Tender Offer Statement on Schedule 14D-1, dated May 3, 1999 (the "Schedule 14D-1"), to purchase 9,158,155 Shares at a price of $13.40 per Share, net to the seller in cash (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 1999 (the "Offer to Purchase"), and the related letter of transmittal (which, together with the Offer to Purchase, constitute the "Offer" and are contained within the Schedule 14D-1).

     The Offer is being made pursuant to an Acquisition Agreement and Plan of Merger, dated as of April 27, 1999 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below), the Purchaser will be merged with and into the Company and the corporate existence of the Purchaser will thereupon cease. A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at 17811 Waterview Parkway, Dallas, Texas 75252.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder (the "Information Statement") attached hereto as Annex I and incorporated herein by reference.

     (b)(2) Descriptions of (i) the Merger Agreement, and (ii) the Stockholders' Agreement between the Parent, the Purchaser and certain stockholders of the Company and (iii) the Confidentiality Agreement between Parent and the Company are set forth below. Except as described or referenced in this Item 3(b), there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and the Company, Parent, the Purchaser or any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

     As of April 27, 1999, Parent, the Purchaser and the Company entered into the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. The following description of the Merger Agreement does not purport to be complete and is qualified by reference to the text of the Merger Agreement. Capitalized terms not otherwise defined herein have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase 9,158,155 Shares validly tendered pursuant to the Offer. If more than 9,158,155 Shares are validly tendered prior to the Expiration Date and not withdrawn, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept 9,158,155 Shares for payment on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not withdrawn by each tendering stockholder. Because of the difficulty of determining precisely the
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number of Shares validly tendered and not withdrawn, if proration is required, the Purchaser would not expect to announce the final results of the proration until approximately seven Nasdaq National Market ("Nasdaq") trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Depositary, and may also be able to obtain such preliminary proration information from their brokers. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known. Subject to the terms of the Merger Agreement, the Purchaser reserves the right (but shall not be obligated) to accept for payment more than 9,158,155 Shares pursuant to the Offer, although the Purchaser has indicated it has no present intention of doing so.

     The obligation of the Purchaser to accept for payment and pay for Shares tendered is subject to there being tendered, and not withdrawn prior to the expiration of the Offer, 9,158,155 Shares, and to the satisfaction of the other conditions described in Section 14 of the Offer to Purchase. The Merger Agreement provides that the Purchaser may not amend or waive the Minimum Condition (other than at the Purchaser's option, to lower the Minimum Condition to a majority of the issued and outstanding Common Stock on a fully diluted basis), decrease the Offer Price or decrease the number of Shares sought or otherwise amend any other condition of the Offer in any manner adverse to the holders of the Shares without the prior written consent of the Company.

     Designation of Directors. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer (the Minimum Condition having been satisfied), Parent shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Parent representation proportionate to its ownership interest. To this end, the Company has agreed to expand the size of the Board of Directors of the Company or to seek the resignation of one or more of the current directors, as requested by Parent. However, in the event that Parent's designees are elected to the Board of Directors of the Company, and until the Effective Time, the Board of Directors must include at least one director who is a director as of the date of execution of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent (one or more of such directors being the "Independent Directors"). If the number of Independent Directors is reduced below two, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed an Independent Director or, if no Independent Directors remain, the other directors shall designate one person to fill a vacancy created by resignation of one or more directors, who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint Parent's designees to the Board of Directors of the Company is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of Parent's designees, any action to amend or terminate the Merger Agreement on behalf of the Company, to exercise or waive any of the Company's rights, benefits or remedies thereunder, to extend the time for the performance of the Purchaser's obligations thereunder, to amend the Company's Articles of Incorporation or Bylaws or to take other action by the Company under the Merger Agreement shall be effected only by the action of a majority of the directors of the Company then in office who are Independent Directors.

     The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company, and the Company will continue as the Surviving Corporation. The Merger will become effective at the time of filing with the Secretary of State of the State of Kansas of a Certificate of Merger and the filing with the Secretary of State of the State of Nevada of Articles of Merger, or at such later time as may be specified in the Certificate of Merger and the Articles of Merger (the "Effective Time"). The parties expect to file the Certificate of Merger and the Articles of Merger as soon as practicable following the closing of the Merger, which will take place on the second business day after the conditions to the parties' obligation to effect the Merger have been satisfied or waived, unless another date is otherwise agreed.

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     Each Share issued and outstanding immediately prior to the Effective Time
(other than Excluded Shares) shall be converted into the right to receive the Merger Consideration calculated under either method (1) or (2), as applicable:

          (1) If the Purchaser purchases 9,158,155 Shares in the Offer (the "Cash Share Number"), or, in the sole discretion of the Purchaser, more than the Cash Share Number, each Share then outstanding (other than Excluded Shares) will be converted into the right to receive that number of fully paid and nonassessable shares of common stock, no par value per share, of Parent (the "Parent Common Stock") equal to the quotient of (x) $13.40 divided by (y) the average of the per share closing price of the Parent Common Stock on the Nasdaq for the 25 trading days immediately preceding the Effective Time (the "Average Trading Price"), provided that, for purposes of the Merger Agreement, the Average Trading Price shall be at least equal to the Lower Collar (as defined below) and shall not exceed $14.00 per share; or

          (2) If the Purchaser lowers the Minimum Condition to a majority of the issued and outstanding Common Stock on a fully diluted basis and the number of Shares purchased in the Offer is less than the Cash Share Number, each Share then outstanding (other than Excluded Shares) will be converted into the right to receive (a) an amount in cash equal to the quotient of (w) the difference between (i) the product of $13.40 multiplied by the Cash Share Number and (ii) the aggregate purchase price for the number of Shares actually purchased in the Offer, divided by (x) a number of shares equal to
     (A) the total number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (B) less the Excluded Shares (C) plus the Dissenting Shares (such quotient referred to as the "Cash Amount"), plus (b) that number of shares of Parent Common Stock equal to the quotient of (y) the difference between $13.40 and the Cash Amount, divided by (z) the Average Trading Price.

     The term "Lower Collar" means $8.00, provided, however, if a Lower Collar of $8.00 would result in the issuance of more than 5,719,877 shares of Parent Common Stock in the Merger (assuming for purposes of this calculation that all outstanding options under the Company's stock option plans that shall not have been cancelled or repurchased by the Company pursuant to the Merger Agreement at or prior to the completion of the Offer are exercised in full immediately prior to the Effective Time and there are no Dissenting Shares (the "Exercise/No Dissenters Presumption")), the Lower Collar shall be an amount per share equal to the product of (i) $8.00 multiplied by (ii) a fraction of which (A) the numerator is the total number of shares of Parent Common Stock that would be issued in the Merger if the Lower Collar were $8.00, assuming the Exercise/No Dissenters Presumption, and (B) the denominator is 5,719,877.

     The Excluded Shares (other than the Dissenting Shares) will be canceled and cease to exist. Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one share of Common Stock of the Surviving Corporation.

     The Merger Agreement provides that the Articles of Incorporation and Bylaws of the Company shall be the Articles of Incorporation and Bylaws of the Surviving Corporation. The Articles of Incorporation of the Company will be amended immediately prior to the Effective Time to reduce the number of shares which the Surviving Corporation will have the authority to issue to 25,000. The Merger Agreement also provides that the directors and officers of the Purchaser at the Effective Time will be the directors and officers of the Surviving Corporation.

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares in order to consummate the Merger; (ii) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding the consummation of the Merger;
(iii) Parent or the Purchaser or their affiliates shall have made, or caused to be made, the Offer and shall have purchased 9,158,155 shares pursuant to the Offer, unless such failure to purchase is a result of a breach of Parent's and the Purchaser's obligations under the Merger

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Agreement; (iv) the registration statement of which the Joint Proxy
Statement/Prospectus is a part shall have been declared effective by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act") and no stop order suspending the effectiveness of such registration statement shall have been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of the Joint Proxy Statement/Prospectus shall have been initiated or threatened by the Commission, and (v) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated. The obligation of Parent and the Purchaser to effect the Merger is further subject to the condition that the Warrant (as defined herein) has been repurchased by the Company.

     Recommendation. The Company represents in the Merger Agreement that the Board of Directors of the Company has (i) determined that each of the Merger and the Offer is fair to the stockholders of the Company and (ii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the Company's stockholders. The Company has agreed to file this Solicitation/Recommendation Statement on Schedule 14D-9 containing such recommendations with the Commission and to mail this Schedule 14D-9 to the stockholders of the Company contemporaneous with the commencement of the Offer.

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except (i) as expressly contemplated by the Merger Agreement, (ii) as set forth in Section 5.2 of the Company Disclosure Schedules to the Merger Agreement, or (iii) as agreed to in writing by Parent, after the date of execution of the Merger Agreement, and prior to the time the designees of the Purchaser constitute a majority of the Company's Board of Directors, (a) the business of the Company will be conducted only in the ordinary and usual course, and to the extent consistent therewith, the Company will use its reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners; (b) the Company will not, directly or indirectly, (i) except upon exercise of options or other rights to purchase Shares pursuant to options outstanding on the date of the Merger Agreement, issue, sell, transfer or pledge, or agree to sell, transfer or pledge, any treasury stock of the Company beneficially owned by it, (ii) amend its Articles of Incorporation or Bylaws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares of the Company; (c) neither the Company nor any of its subsidiaries shall (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options (including any automatic grants of options under the Company Stock Plans (as defined below)), warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than (A) Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of the options outstanding on the date of the Merger Agreement and (B) Shares issued under the Company's Employee Stock Purchase Plan if the Offer extends beyond June 30, 1999, (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets, other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock other than as provided in the Merger Agreement; (d) neither the Company nor any of its subsidiaries shall make any change in the compensation payable or to become payable by the Company to any of its officers, directors, employees, agents or consultants (other than in ordinary course) or to persons providing management services, enter into or amend any employment, severance, consulting, termination or other agreement or plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan; (e) neither the Company nor any of its subsidiaries shall pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee, or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days (other than in the ordinary course), adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance,
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severance pay, retirement or other plan, agreement, or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing; except that the Company and its subsidiaries may continue to make quarterly bonus payments to certain key employees consistent with past business practice in an aggregate amount not to exceed $1.8 million; (f) the Company shall not modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (g) neither the Company nor any of its subsidiaries will cause any insurance policy naming it as a beneficiary or a loss payee to be canceled or terminated without notice to Parent; (h) neither the Company nor any of its subsidiaries will incur or assume any long-term debt, or except in the ordinary course of business and in an amount consistent with past practice, incur or assume any short-term indebtedness; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; make any loans, advances or capital contributions to, or investments in, any other person; or enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate) or any agreement to develop customized software products out of the ordinary course of business related to any maintenance, support or other agreement; (i) neither the Company nor any of its subsidiaries will change any of the accounting methods used by it unless required by generally accepted accounting principles, make any material tax election, change any material tax election already made or settle any tax audit; (j) neither the Company nor any of its subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company; (k) neither the Company nor any of its subsidiaries will adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger); (l) neither the Company nor any of its subsidiaries will take or agree to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect, at or prior to the Effective Time, or that would materially impair the Company's ability to consummate the Merger or materially delay such consummation; and (m) neither the Company nor any of its subsidiaries will enter into any agreement with respect to the foregoing or take any action with the intent of causing any of the conditions to the Offer not to be satisfied.

     Stockholder Meeting. The Company has agreed to hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following acceptance for payment of Shares pursuant to the Offer for the purpose of taking action upon the Merger Agreement. As soon as practicable after the signing of the Merger Agreement, both Parent and the Company have agreed to prepare and file with the Commission the Joint Proxy Statement/Prospectus with respect to the Special Meeting, including a registration statement for the purpose of registering under the Securities Act the offering, sale and delivery of Parent Common Stock, together with associated preferred stock purchase rights, to be issued to stockholders of the Company pursuant to the Merger (the "Registration Statement"). Parent and the Company will use their best efforts to have the Registration Statement declared effective with the Commission and, as soon as practicable thereafter, the Company agrees to cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders. Parent and the Purchaser have agreed to vote all Shares owned by them in favor of approval of the Merger Agreement at any such meeting.

     Director of Parent. Stanley G. Brannan, currently one of the members of the Company's Board of Directors, will become a member of the Board of Directors of Parent following the Effective Time.

     Company Stock Plans; Repurchase of Warrant. The Merger Agreement requires the Company to take the following actions with respect to each of the 1984 Incentive Stock Option Plan (the "1984 Plan"), the 1990 Non-Employee Director Stock Option Plan (the "Director Plan"), the 1994 Stock Option Plan (the "1994 Plan") and the Perception Technology Corporation Stock Option Plan (the "PTSOP"), which

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collectively constitute all of the plans of the Company under which any stock options are outstanding (collectively, the "Company Stock Plans"), and the Employee Stock Purchase Plan (the "ESPP"):

          (1) Promptly upon commencement of the Offer, the Company will use its best efforts to enter into agreements with optionees to cancel, prior to the Effective Time, all outstanding stock options under the Company Stock Plans, whether or not then exercisable and whether or not "in the money" or "underwater." Except as otherwise provided in the Stockholders' Agreement, in consideration for the cancellation of the outstanding "in the money" stock options, the Company shall pay to the holders of such stock options an amount, in cash, equal to the product of (A) the difference between the Offer Price and the per Share exercise price of such stock option multiplied by (B) the number of Shares covered by such stock option, and with respect to all outstanding "underwater" options, if any, under the Company Stock Plans, the Company shall pay, in cash, such amount as the Parent and the Company mutually agree to be appropriate.

          (2) The payments for outstanding stock options under the 1984 Plan, the Director Plan, the 1994 Plan and the PTSOP will be (i) made by the Company subject to the Purchaser having completed the Offer and (ii) paid at or prior to completion of the Offer.

          (3) Effective upon completion of the Offer (but in any event prior to June 30, 1999 unless the Offer is extended past that date), the Company will terminate the ESPP and refund in cash to participants their respective account balances.

     The Company has entered into an agreement with AT&T Corp. pursuant to which the Company will repurchase for $7,500,000 in cash, subject to and promptly after consummation of the Offer, the Common Stock Purchase Warrant (the "Warrant") dated December 12, 1997 issued by the Company to AT&T Corp.

     No Solicitation and Fiduciary Out. In the Merger Agreement, the Company has agreed to notify the Purchaser within 24 hours if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its representatives, in each case in connection with any Acquisition Proposal (as defined below) or the making of an Acquisition Proposal ("Acquisition Proposal Interest") indicating, in connection with such notice, the terms and conditions of any Acquisition Proposal or offers. The Company has agreed that, as of March 15, 1999, it ceased and caused to be terminated any activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal Interest and that it will keep Parent informed, on a current basis, of the status and terms of any Acquisition Proposal Interest. An "Acquisition Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of, the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions effected pursuant to the Merger Agreement.

     In the Merger Agreement, the Company has agreed that the Company will not (and that it will ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents do not), directly or indirectly, (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) in the event of an unsolicited Acquisition Proposal for the Company, engage in negotiations or discussion with, or provide information or data to, any person (other than Parent, any of its affiliates or representatives) relating to any Acquisition Proposal, except that the Merger Agreement does not prohibit the Company and the Company's Board of Directors from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (ii) making such disclosure to the Company's stockholders as is reasonably deemed necessary, in the good faith judgment of the Board, only after receiving advice from outside counsel that the failure to make such disclosures would cause the

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Company's Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law.

     Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any person pursuant to confidentiality agreements with provisions no less favorable to the Company than those contained in the Confidentiality Agreement, dated March 15, 1999, entered into between Parent and the Company and negotiate concerning an Acquisition Proposal if (a) such person submitted on an unsolicited basis a bona fide written proposal to the Company relating to any such transaction which the Board determines in good faith, after receiving advice from a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and (b) in the opinion of the Board, only after receipt of written advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies clauses (a) and (b), a "Superior Proposal"). Within one business day following receipt by the Company of a Superior Proposal, the Company must notify Parent of the receipt thereof. The Company must then provide Parent any material nonpublic information regarding the Company provided to the other party that was not provided to Parent. The Company's Board of Directors may withdraw or modify the approval or recommendation of the Offer, the Merger or the Merger Agreement, terminate the Merger Agreement pursuant to its terms and enter into an agreement with respect to a Superior Proposal, provided that written notice of such intent is furnished to Parent not later than the first to occur of three business days in advance or two business days prior to the expiration of the Offer and the Company, concurrently with entering into such agreement, must pay or cause to be paid, the Termination Fee (as defined below). Except as permitted under the terms of the Merger Agreement, neither the Company's Board of Directors nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation of the Company's Board of Directors, or any committee thereof, of the Offer, the Merger Agreement or the Merger.

     Indemnification and Insurance. The Merger Agreement provides that for five years after the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted under Kansas law or the terms of the Parent's or the Surviving Corporation's Articles of Incorporation or Bylaws as in effect on the Effective Time, indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable attorneys' fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement), arising out of actions or omissions occurring prior to or at the Effective Time. The Merger Agreement also provides that Parent or the Surviving Corporation will maintain the Company's existing directors' and officers' liability insurance ("D&O Insurance") for a period of not less than five years after the Effective Time, provided that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers. Further, if the existing D&O Insurance expires, is terminated or cancelled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance. In no event shall Parent be required to pay aggregate premiums for insurance in excess of $250,000. If Parent or the Surviving Corporation is unable to obtain substantially equivalent coverage for an aggregate premium not to exceed $250,000, then Parent or the Surviving Corporation will obtain as much insurance as can be obtained for $250,000.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company, the Parent and the Purchaser as to, among other things, corporate existence and good standing, organization, capitalization, corporate authorization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, potential conflicts of interest, brokers' fees, real property, insurance, accounts receivable and inventory, the vote required to approve the Merger Agreement, undisclosed liabilities, information in the Joint Proxy Statement/Prospectus and the absence of any material adverse effect on the Company and Parent.

     Termination. The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time before the Effective Time, whether before or after stockholder approval: (i) by mutual written consent of Parent and the Company; (ii) by Parent if the Offer shall have expired or been terminated without any Shares being purchased thereunder by Purchaser as a result of the occurrence of any of the events set forth in Section 14 of the Offer to Purchase; (iii) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties thereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; (iv) by Parent if, without any material breach by Parent or the Purchaser of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before three months from the date of the Merger Agreement;
(v) by the Company if, without any material breach by the Company of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before three months from the date of the Merger Agreement; (vi) by the Company (A) if there shall be a material breach of any of Parent's or the Purchaser's representations, warranties or covenants thereunder, which breach cannot be or has not been cured within 30 days of the receipt by Parent of written notice thereof from the Company or (B) to allow the Company to enter into an agreement regarding a Superior Proposal, provided that it makes simultaneous payment of the Termination Fee, plus any amounts then due as a reimbursement of expenses; (vii) by Parent, if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty or covenant or other agreement contained in the Merger Agreement, which breach (A) would give rise to the failure of a condition set forth in paragraph (f) or (g) referred to in Section 14 of the Offer to Purchase and (B) cannot be or has not been cured within 30 days of the receipt by the Company of written notice thereof from Parent; (viii) by Parent, at any time prior to the purchase of the Shares pursuant to the Offer, if (A) the Board of Directors of the Company shall withdraw, modify or change its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to the Purchaser, (B) the Board of Directors of the Company shall have recommended any proposal other than by Parent or the Purchaser in respect of an Acquisition Proposal, (C) the Company shall have exercised a right with respect to an Acquisition Proposal referenced in Section 5.3(b) of the Merger Agreement (regarding providing information to, or negotiating with, a person regarding an Acquisition Proposal) and shall, directly or through its representatives, continue discussions with any third party concerning an Acquisition Proposal which proposal contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices), for more than 20 business days after the date or receipt of such Acquisition Proposal, or
(D) an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range or potential prices) and the Company shall not have rejected such proposal within 20 business days of its receipt or, if sooner, the date its existence first becomes publicly disclosed; or (ix) by Parent, as soon as practicable after the expiration of the Offer, if Bank of America shall not have extended the Debt Financing to Purchaser in accordance with the Commitment Letter from Bank of America and Parent shall have determined in good faith that it cannot obtain debt financing within 35 business days after commencement of the Offer from any other source on terms at least as favorable in the aggregate as the terms set forth in the Commitment Letter; or (x) by the Company, at the initial scheduled expiration date of the Offer or any extended expiration date of the Offer, if at such time (i) Parent shall not have obtained the Debt Financing or waived the condition set forth in paragraph (k) of Section 14 of the Offer to Purchase and (ii) the Minimum Condition and all other conditions set forth in Section 14 of the Offer to Purchase (other than those set forth in paragraph (k) thereof) have been satisfied or, to the extent such conditions may be so waived, waived by Parent.

     Termination Fee and Expenses. If (i) Parent shall have terminated the Merger Agreement pursuant to Section 8.1(h) of the Merger Agreement (described in clause (viii) of the preceding paragraph), (ii) Parent shall have terminated the Merger Agreement pursuant to Section 8.1(g) of the Merger Agreement (described in clause (vii) of the preceding paragraph) and within 12 months following the date of any such termination an Acquisition Proposal shall have been consummated or (iii) the Company shall have terminated the Merger Agreement pursuant to Section 8.1(f)(ii) of the Merger Agreement (described in clause (vi)(B) of the preceding paragraph), then in any such case the Company shall pay the Termination Fee (as defined below) to Parent in immediately available funds simultaneously with such termination, if pursuant to Section 8.1(f)(ii) of the Merger Agreement, and promptly, but in no event later than two business days after the date of such termination or event if pursuant to Section 8.1(h) of the Merger Agreement or the consummation of the acquisition contemplated by the Acquisition Proposal following a termination pursuant to Section 8.1(g). If the Merger Agreement is terminated by Parent pursuant to Section 8.1(i) of the Merger Agreement (described in clause (ix) of the preceding paragraph) or by the Company pursuant to Section 8.1(j) of the Merger Agreement (described in clause (x) of the preceding paragraph), and Parent is not entitled to terminate, withdraw or not consummate the Offer under one or more of the conditions to the Offer set forth in Section 14 of the Offer to Purchase (other than the condition set forth in paragraph (k) thereof), Parent shall pay the Termination Fee to the Company in immediately available funds. If at least a majority of the issued and outstanding Common Stock on a fully diluted basis has been validly tendered and not withdrawn prior to the expiration of the Offer, and this Agreement is terminated by Parent pursuant to
Section 8.1(b) of the Merger Agreement (described in clause (ii) of the preceding paragraph) or by the Company pursuant to Section 8.1(e) of the Merger Agreement (described in clause (v) of the preceding paragraph), Parent shall pay the Termination Fee to the Company in immediately available funds if Parent or the Company terminates this Agreement solely as a result of the Minimum Condition not having been satisfied, with payment of a Termination Fee to be made within two business days after Parent's or the Company's termination of this Agreement.

     The term "Termination Fee" shall mean an amount equal to $4,975,000, plus an amount, not in excess of $1,000,000, equal to the actual and reasonably documented out-of-pocket expenses incurred by either Parent or Purchaser, on the one hand, or the Company, on the other hand, as the case may be, in connection with the Offer, the Merger, this Agreement, the Stockholders' Agreement and the consummation of the transactions contemplated hereby and thereby.

     Fees and Expenses. Except as set forth in Section 8.2 of the Merger Agreement with respect to the payment of fees and the reimbursement of expenses as described in the preceding paragraph, the Merger Agreement provides that all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees, costs and expenses.

     Amendments and Modifications. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented by a written agreement of Parent, the Purchaser and the Company, provided, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration to be received by the Company's stockholders in the Merger.

STOCKHOLDERS' AGREEMENT

     The following is a summary of certain provisions of the Stockholders' Agreement. The summary is qualified in its entirety by reference to the Stockholders' Agreement which is filed herewith as Exhibit 2 and incorporated herein by reference.

     As a condition and inducement to Parent and Purchaser to enter into the Merger Agreement and to incur the liabilities therein, Stanley G. Brannan, Sue Brannan, Alan C. Maltz (individually and as custodian for his minor daughters), Scott A. Maltz, Glenn A. Etherington, Leon A. Ferber, Ray S. Naeini, Donald R. Walsh and John F. Kelsey, III (the "Major Stockholders"), who have aggregate voting power and dispositive power with respect to approximately 25% of the outstanding Common Stock, concurrently with the execution and delivery of the Merger Agreement entered into a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of April 27, 1999, with Parent and the Purchaser. In the Stockholders' Agreement, the Major Stockholders represented that they collectively own approximately 3,090,541 Shares.

     In the Stockholders' Agreement, the Major Stockholders agree that they will tender their Shares promptly in the Offer and that they will not withdraw any Shares so tendered. The Purchaser agrees to purchase all of the Shares so tendered at $13.40 per Share or such higher price per Share as may be offered by the Purchaser in the Offer, provided that the Purchaser's obligation to accept and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Merger Agreement and Annex I thereto.

     During the term of the Stockholders' Agreement, the Major Stockholders have agreed that they will not (subject to certain exceptions) (i) transfer, or enter into any contract, option, agreement or other understanding with respect to the transfer of, their Shares or stock options or any interest therein, (ii) except as provided in the Stockholders' Agreement, grant any proxy, power of attorney or other authorization or consent in or with respect to their Shares or grant any power of attorney or other authorization or consent in or with respect to their stock options, or (iii) deposit their Shares in any voting trust or enter into any voting agreement or arrangement with respect to their Shares that would in any way restrict, limit or interfere with the performance of their obligations under the Stockholders' Agreement. In addition, the Major Stockholders have agreed that they will notify the Purchaser of any inquiry the Major Stockholders receive which might lead to an acquisition of the Company by a third party.

     Pursuant to the Stockholders' Agreement, the Major Stockholders have granted to Parent, during the term of the Merger Agreement, an irrevocable proxy to vote their Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal by a third party to acquire the Company.

     Subject to the completion of the Merger, those Major Stockholders who hold stock options on the date of the Stockholders' Agreement agree to surrender such stock options for cancellation promptly, and in any event no later than the third business day following the completion of the Merger. The Company has indicated its intention to enter into agreements with the Major Stockholders (and with other Company employees holding stock options which are "in the money") pursuant to which the Company will pay each such person an amount, in cash, equal to the product of (i) the difference between the Offer Price and the respective exercise prices of such stock options, multiplied by (ii) the number of Shares covered by such stock options.

     The Stockholders' Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, or (c) written notice by Parent that Parent, in its sole discretion, desires to terminate the Stockholders' Agreement, provided that certain provisions specified in the Stockholders' Agreement will survive such termination.

CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement, dated March 15, 1999, by and between Parent and the Company (the "Confidentiality Agreement"). The following summary of the Confidentiality Agreement does not purport to be complete and is qualified by reference to the text of the Confidentiality Agreement which is filed herewith as Exhibit 3 and incorporated herein by reference.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, the parties have agreed to keep confidential all nonpublic, confidential or proprietary information furnished to each party relating to the Company or Parent, as the case may be, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with the evaluation of a possible negotiated transaction between the parties. In addition, the parties have agreed not to disclose to any person either the fact that discussions or negotiations are taking place concerning the Offer and the Merger or any of the terms, conditions, or other facts with respect to the Offer and the Merger, including the status thereof.

     Each party has agreed that without the other party's prior written consent, for a period of one year from the date of the Confidentiality Agreement, it will not and its affiliates will not directly solicit for employment, employ or otherwise contract for the services of any person now employed by the other party who has been involved in discussions regarding the Offer and the Merger.

     Parent has agreed that until the expiration of one year from the date of the Confidentiality Agreement, except as provided in the Merger Agreement and the Stockholders' Agreement, it shall not (a) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Company or any of its subsidiaries, (b) propose to enter into, directly or indirectly, any merger or business combination involving the Company or any of its subsidiaries or to purchase, directly or indirectly, a material portion of the assets of the Company or any of its subsidiaries, (c) make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries, (d) form, join or in any way participate in a group with respect to any voting securities of the Company or any of its subsidiaries, (e) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company (f) disclose any intention, plan or arrangement inconsistent with the foregoing or (g) advise, assist or encourage any other person in connection with any of the foregoing.

     In consideration of the time, effort and expense incurred by Parent in connection with the Offer and the Merger, during the 45-day period commencing on the date of the Confidentiality Agreement, the Company has agreed that it will not solicit any offer from, initiate or engage in any discussions or negotiations with, or provide any information to any third party concerning any possible proposal regarding a merger, sale of assets or stock, or other acquisition of the Company or any of its principal assets or businesses. In this regard, the Company agreed to cease and terminate any existing solicitation, discussion or negotiation with any persons conducted before the Confidentiality Agreement and agreed not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or may reasonably be considered likely to make, a proposal regarding a merger, sale of assets or stock, or other acquisition of the Company or any of its principal assets or businesses.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors

     At a meeting of the Board of Directors held on April 26, 1999, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

     The Board of Directors unanimously resolved to recommend that the Company's stockholders accept the Offer and approve the Merger Agreement and the Merger and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company.

     A letter to the stockholders communicating the recommendation of the Board of Directors and a joint press release announcing the Offer, the Merger and the Merger Agreement are filed herewith as Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

  (b) Background Reasons for the Board of Directors' Recommendations

     During the last several years, the Company's Board and its executives had discussed the growing consolidation of companies within the industry, and considered whether the Company could continue to compete effectively in an industry where the number of participants was shrinking and the relative size of its principal competitors was increasing through consolidation. In particular, the Company noted the acquisition of VMX by Octel, and the subsequent acquisition of Octel by Lucent Technologies; the acquisition of Boston Technologies and Amarex by Comverse Technology; the acquisition of Voicetek by Aspect Technology; the acquisition of Summa IV by Cisco; and the various merger activities by Syntellect. From time to time, the Company has had meetings with various participants within the industry, although none of the discussions have gone beyond the consideration of publicly available data.

     In November 1997, Dan Hammond, Chairman and CEO of Parent, contacted the Company's then CEO, David Gergacz, to arrange a meeting between executives of the companies. In December 1997, Mr. Gergacz,

Ray Naeini, the Company's Senior Vice President of Network Products, and Glenn Etherington, the Company's Chief Financial Officer, met with Mr. Hammond, Mike Barker, then Parent's Chief Operating Officer, and Rob Graham, Parent's Chief Financial Officer. The companies discussed broad corporate direction, mix of business, and the complementary nature of the companies' operations. The discussion centered around the fact that Parent derived 70% of its business from customer premises equipment, and 30% from its telecom business, while the Company derived 60% of its business from the telecom business and 40% of its revenues from the sale of customer premises equipment. The companies concluded that, because there was very little overlap in the customer base, significant synergies could result from a business combination between the two companies.

     On February 13, 1998, Rob Graham and Glenn Etherington met in Orlando to further discuss the synergies that would result from a business combination. The executives compared and contrasted the two companies' organizational structure and size and discussed redundant activities that could be eliminated in a business combination. The executives concluded that the product direction and strategies of each company were very similar, and that each was incurring costs in administration, engineering, marketing and sales that could be leveraged in a larger organization. Mr. Graham observed that the TSL division of the Company did not seem to fit with the Company's current direction, and Mr. Etherington stated that the Company was actively marketing this division so that it could focus on the voice and call processing industry.

     Subsequent to the February 13, 1998 meeting, Mr. Gergacz and Mr. Etherington discussed the results of the meeting with Mr. Graham and the likelihood of a possible business combination. Mr. Gergacz concluded that the Company's value in any business combination would be increased if the Company could continue to show improved operating performance, and that additional merger discussions would be a distraction from that goal, particularly given the need for the Company to focus on delivering a large contract it had recently entered into with AT&T.

     No further discussions were held until January 1999, when Mr. Hammond contacted Stan Brannan, the Company's interim CEO and President, to determine if the Company had an interest in continuing the discussions that had begun the prior year. Subsequent discussions between Mr. Brannan and the Company's senior management team led to the conclusions that the combination of the two companies would create a substantial competitor in the voice and call processing industry, would result in significant increases in scale, and would accelerate development in planned activities in areas such as internet, call center development and natural speech recognition. The combination would also give the Company a significant presence in Dallas, and thus, access to a large base of telecommunications software development engineers, which the Company had had trouble locating in the Orlando area.

     Based on these conclusions, on January 28, 1999, Mr. Brannan met with Mr. Hammond and Mr. Graham in Dallas, and Mr. Etherington participated in a portion of the meeting by telephone. Mr. Graham prepared a pro forma consolidation of the two companies using historical data, including the synergies that had been discussed at the February 1998 meeting between Mr. Graham and Mr. Etherington. Additional discussions were held regarding the pooling versus purchase accounting rules and the impact these would have on a transaction.

     On February 19, 1999, Mr. Etherington engaged Arthur Andersen LLP to prepare a preliminary valuation analysis to present to the Board of Directors at a regularly scheduled meeting to be held on February 24, 1999.

     On February 22, 1999, Mr. Brannan, Mr. Naeini, and Mr. Etherington met in Orlando with Mr. Hammond, Mr. Graham, and Dave Berger, the new President and Chief Operating Officer of Parent. The parties discussed the two companies' organizational structure, markets served, development plans and the proposed structure of a combined company. Significant time was spent on sales and expense synergies and potential margin improvement. The companies also discussed the accounting implications of the transaction and whether or not the pooling of interests method of accounting for business combinations could be used for the merger.

     At the February 24, 1999 Board meeting, Mr. Brannan presented an overview of the discussions that had been held with Parent, and also discussed contacts that had been made by other potential merger candidates in the industry. Mr. Brannan stated that the Company's sale of its electronic publishing and TSL divisions in

1997 and 1998, respectively, had significantly reduced the number of areas on which the Company was focused, made the Company's business easier to understand, and increased the likelihood of a product fit with other industry participants. Mr. Brannan noted that the lack of a permanent CEO was prominent in the discussions with other potential merger candidates, and increased the likelihood that the Company would not be the surviving corporation in any of the transactions that were being contemplated. Arthur Andersen LLP gave a presentation regarding the value of the Company in a potential transaction, indicating that the most likely selling price would be between $11 and $14 per share. The Board expressed concern about accepting this valuation range in the form of Parent Common Stock given its volatility in the last year. The Board concluded that further discussions should be held, but that Mr. Brannan should follow up on the other contacts that had been made. The Board also authorized management to retain an investment banking firm to represent the Company with respect to possible business combination transactions.

     During the week following the February Board meeting, the Company held discussions with four investment banking firms to discuss representation in a business combination transaction. On March 5, 1999, the Company engaged U.S. Bancorp Piper Jaffray, Inc. ("Piper Jaffray").

     On March 8, 1999, Mr. Hammond called Mr. Brannan and stated that, after detailed discussion with his investment bankers, he felt that a stock for stock merger using pooling accounting was not possible. Mr. Hammond indicated that this would be discussed in detail at the March 10, 1999 meeting scheduled in Atlanta, but that the current plan was a cash tender offer for all outstanding Shares.

     On March 9, 1999, Mr. Brannan, Mr. Etherington and representatives from Piper Jaffray met with another participant in the Company's industry (Company A) and its investment banking firm regarding a possible business combination. The discussion was restricted to publicly available information. Company A proposed a merger of equals in a pooling transaction, with Company A as the survivor, which would provide no premium to the Company's stockholders. On March 9 and March 10, 1999, Piper Jaffray contacted two other possible merger candidates.

     On March 10, 1999, Mr. Brannan and Mr. Etherington met in Atlanta with Mr. Hammond, Mr. Berger, Mr. Graham, and Dean Howell, Parent's Vice President and Corporate Counsel. Also attending were representatives from Piper Jaffray and Triplett Woolf & Garretson, LLC, the Company's counsel, and representatives from NationsBanc Montgomery Securities LLC ("Montgomery"), Parent's investment banker, and Thompson & Knight, P.C., Parent's outside counsel. The topic of the meeting was the shift from a pooling transaction to an all cash tender offer. The Montgomery representatives discussed the process that would be followed, including the time frame and the due diligence that would be required. The representatives from Piper Jaffray asked if the financing was in place. Mr. Graham replied that he had a "handshake agreement" to fund the entire transaction and that he expected the financing commitment to be in place within the next two weeks. The Piper Jaffray representatives asked what price was being proposed, and the Montgomery representatives replied that they felt a $12 to $14 per share price was reasonable. After further discussions among the executives of both companies, the parties agreed that the range had been narrowed to $13 to $14. The discussion then turned to a request that the Company enter into a "no-shop" agreement, which the Company declined to do at that time.

     On March 12, 1999, the Board of Directors met by teleconference. Mr. Brannan explained that the offer had been changed from an all stock offer to an all cash transaction in the range of $13 to $14 per Share. The Board considered the transaction and instructed the management team to continue negotiations. In addition, the Board instructed Piper Jaffray to determine if there were any other potential merger candidates which the Company should consider.

     During the next few days, Piper Jaffray continued discussions with the three companies previously contracted, following which Piper Jaffray indicated to Mr. Brannan that none of the such companies were interested in pursuing a transaction with the Company at that time. The Board then agreed to a confidentiality agreement with Parent pursuant to which the companies would negotiate exclusively to determine whether or not a business combination could be agreed to.

     On March 15 and March 16, 1999, members of both management teams met in Orlando to discuss time frames for the transaction, additional due diligence and strategic planning meetings to be held and post-transaction management structure. On March 15, a Confidentiality Agreement was entered into which provided that the parties would negotiate exclusively with one another for 45 days, although the Company would be allowed to continue discussions with a previously identified possible merger candidate, and that prior to the close of business on March 19, it would notify Parent that it had ceased and terminated discussions with such company or that it intended to continue such discussions, in which latter event the Confidentiality Agreement would terminate. The Company ended discussions with the third party after the Company and Piper Jaffray concluded that the party was not interested in pursuing a transaction.

     From March 19 to March 21, 1999, additional members of Parent's management team met with counterparts from the Company's management team to discuss post-transaction organization, staffing requirements and product development plans. Representatives of Montgomery and Piper Jaffray attended the meeting on March 21.

     From March 24 to April 1, 1999, the legal, accounting and tax representatives of Parent conducted due diligence activities with respect to the Company in Orlando.

     On April 1, 1999, Mr. Hammond telephoned Mr. Brannan and indicated that Bank of America would not loan sufficient funds to consummate an all cash transaction, and that Parent and Montgomery were attempting to construct an offer that would include shares of Parent Common Stock to make up the difference required to conclude the transaction.

     On April 2, 1999, representatives of Montgomery relayed to Piper Jaffray an offer of $13 per Share, consisting of $10 per Share in cash plus $3 per Share in Parent stock. The transaction would be a tender offer for less than all of the Shares, with a merger in which shares of Parent Common Stock or a combination of cash and stock would be exchanged for all of the Company's shares remaining outstanding. At a telephonic meeting that evening, the Company's Board authorized management to continue negotiations and requested that additional details of any proposal be provided. Further Board discussions were held on April 5, 1999, and management was directed to continue to negotiate for a higher price.

     On April 6, 1999, Mr. Brannan and Mr. Etherington had further negotiations with Mr. Hammond and Mr. Graham by teleconference. Thereafter, Mr. Graham proposed a price of $13.50 per Share, consisting of $9.00 to $9.50 in cash and the balance in Parent Common Stock. The offer contemplated a collar structure whereby the stock portion of the transaction would be fixed at a per share value of $13.50 if the then current price of Parent Common Stock was between $8.56 and $15.50 per share. The offer assumed that the AT&T Warrant would be terminated for a cash payment equal to the difference between the Offer Price and the exercise price under the Warrant.

     From April 9 to April 13, 1999, Mr. Etherington, Mr. Naeini, Mr. Walsh and representatives from Piper Jaffray, Triplett Woolf and Garretson, and Kenyon and Kenyon, the Company's patent counsel, conducted due diligence meetings and contract negotiations at the offices of Thompson & Knight in Dallas. During this period, extensive negotiations were conducted, with the principal issues being the aggregate consideration, the mix of cash and stock to be delivered, and the range of high and low prices for the Parent Common Stock which would be utilized for purposes of determining the exchange ratio to be used in the merger. Thompson & Knight and Triplett, Woolf & Garretson continued to negotiate the terms of a definitive merger agreement.

     On the evening of April 15, 1999, the Company's Board met to discuss the status of the negotiations. The Board expressed concern about the asymmetrical structure of the collar. The Board was advised that the AT&T Warrant was affecting the Companies' ability to finalize an acceptable structure, and that management would negotiate with AT&T for either a repurchase or conversion of the Warrant. The Board instructed management to continue to negotiate these issues.

     Following the April 15, 1999, Board meeting, management representatives of both companies, together with representatives of Piper Jaffray and Montgomery, discussed and negotiated different solutions to the issues remaining to be solved in order to consummate a transaction.

     On April 21, 1999 noting recent movements in Parent's stock price, Mr. Brannan contacted Mr. Hammond and indicated that a proposal made on April 18, 1999, which would have fixed the exchange value of the Parent Common Stock at $12 rather than its actual trading price for purposes of computing the exchange ratio of the Shares for Parent Common Stock in the Merger, would not be acceptable. After a lengthy discussion among Mr. Hammond, Mr. Graham, Mr. Brannan and Mr. Etherington, it was agreed that the price to be paid to AT&T to cancel the Warrant, which was not acceptable to AT&T unless it was at least $7,500,000, was, an unanticipated additional cost of the transaction which would be split by the two companies, resulting in a revised offer price of $13.40 per Share. Additionally, the executives agreed to recommend a collar between $8 per share and $14 per share, which was centered around the trailing 25 day average price of approximately $11 per share for the Parent Common Stock.

     Between April 21, 1999, and April 26, 1999, representatives of Thompson & Knight and Triplett, Woolf & Garretson continued their negotiation of the Merger Agreement, and Parent continued its due diligence review of the Company.

     On April 26, 1999, the Board met by teleconference. Members of the Company's management, Piper Jaffray, and Triplett, Woolf & Garretson updated the Board on the status of negotiations, and the proposed resolution of the remaining issues regarding the Merger Agreement. Triplett, Woolf & Garretson reviewed with the Board the revisions to the draft of the Merger Agreement that had previously been distributed to the Directors. Piper Jaffray rendered to the Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated April 26, 1999) as to the fairness as of such date, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates). The Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger, are fair to, and in the best interests of, the Company's stockholders, and unanimously recommended that the stockholders accept the Offer and tender their Shares.

     The parties subsequently signed the Merger Agreement and on April 27, 1999, publicly announced that they had entered into the Merger Agreement.

  Reasons for Transactions; Factors Considered by the Board of Directors

     In approving the Merger, the Offer and the Merger Agreement and recommending that all stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Board of Directors considered a number of factors, including:

          1. the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement;

          2. the familiarity of the Board of Directors with and review of the business, financial condition, results of operations and prospects of the Company, including the highly competitive nature of the Company's business and the size and strength of the Company's competitors resulting from a number of recent mergers;

          3. the belief of the Board of Directors, after considering the possible alternatives to the Offer and the Merger, that no other buyer would be likely to provide a comparable value to the stockholders, in light of Parent's financial condition, the particular synergies that would be created for Parent as a result of the Company's business combination with Parent, and Parent's growth plans;

          4. the historical market price performance of the Shares, the fact that the consideration to be paid in the Offer represents a substantial premium over the recent price of the Company's Shares, and the likelihood that the present value of the future market price of the Shares would exceed $13.40 per Share;

          5. the fact that, in the event that the Board decided to accept a Superior Proposal (as defined in the Merger Agreement) of a third party, the Board may terminate the Merger Agreement and pay the Parent the Termination Fee of $4,975,000 plus documented out-of-pocket expenses not in excess of $1,000,000 (relating to the transactions contemplated by the Merger Agreement). The Board believed that such termination provision would not be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

          6. the fact that the terms of the Merger Agreement should not unduly discourage third parties from making bona fide proposals subsequent to the execution of the Merger Agreement and if any such proposals were made that were deemed to be Superior Proposals, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party; and

          7. the presentation of Piper Jaffray at the April 26, 1999 Board of Directors meeting, including the opinion of Piper Jaffray, dated April 26, 1999, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of Piper Jaffray's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Piper Jaffray, is filed herewith as Exhibit 6 and is incorporated herein by reference. Piper Jaffray's opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation to any stockholder of the Company. HOLDERS OF SHARES ARE ENCOURAGED TO READ PIPER JAFFRAY'S OPINION CAREFULLY IN ITS ENTIRETY.

     The Board of Directors also considered the detriments of the Merger, namely:

          1. the purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public;

          2. if, as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq for continued inclusion in the Nasdaq and the Shares are no longer included in the Nasdaq, the market for, and value of, the Shares could be adversely affected; and

          3. the sale of Shares in the Offer and the conversion of Shares in the Merger would be taxable to stockholders for federal income tax purposes.

     However, the Board of Directors determined that such detriments were inherent in proceeding with the Offer and the Merger and were offset by the benefits of the Offer and the Merger summarized above.

     The Board of Directors did not find it necessary or practical to assign relative weights to the factors or determine that any factor was determinative or of more importance than other factors. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. Furthermore, individual directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained Piper Jaffray to act as its financial advisor in connection with the Offer and the Merger. The Company has agreed to pay Piper Jaffray a fee of $400,000 for rendering its fairness opinion. Such fee is to be credited against the financial advisory fee and is not contingent upon completion of the Offer and the Merger. Pursuant to the terms of Piper Jaffray's engagement, the Company agreed to pay Piper Jaffray an aggregate financial advisory fee equal to 0.625% of the aggregate consideration payable in the Offer and the Merger. The Company also has agreed to reimburse Piper Jaffray for travel and other reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Piper Jaffray and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Piper Jaffray's engagement. Piper Jaffray has in the past provided investment banking services to the Company and Parent unrelated to the proposed Offer and Merger, for which services Piper Jaffray has received compensation. In the ordinary course of business, Piper Jaffray and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any other persons acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) Certain of the Company's officers and directors, and certain of their related affiliates, have entered into an agreement with Parent and the Purchaser in which they have agreed to tender their Shares promptly in the Offer as described in Item 3 hereof under the heading "Stockholders' Agreement". To the knowledge of the Company, its executive officers, directors and affiliates presently intend to tender, pursuant to the Offer, any Shares that are held of record or are beneficially owned by them, except in cases in which an individual may benefit from a tax standpoint from extending his or her holding period for long term capital gains by holding certain Shares until the Effective Time.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b) or 4(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     (a) The Information Statement attached as Annex I hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of stockholders, as described in Item 3.

     (b) Under the KGCC, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement and the Stockholders' Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's stockholders in accordance with the KGCC. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Therefore, the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares.

     (c) At its meeting held on April 26, 1999, the Board of Directors authorized and approved entering into the Merger Agreement and the transactions contemplated thereby for purposes of the KGCC.

     (d) Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Section 17-6712 of the KGCC if the Merger Consideration consists of anything other than shares of Parent Common Stock plus cash in lieu of fractional shares of Parent Common Stock. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) by a court-appointed appraiser and to receive payment of such fair value in cash, together with interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share, as the case may be, to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE KGCC.

     The foregoing description of the KGCC is not necessarily complete and is qualified in its entirety by reference to the KGCC.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1        -- Acquisition Agreement and Plan of Merger, dated as of
                            April 27, 1999, among Purchaser, Parent and the Company.
        Exhibit 2        -- Stockholders' Agreement, dated as of April 27, 1999,
                            among the Major Stockholders, Parent and Purchaser.
        Exhibit 3        -- Confidentiality Agreement, dated as of March 15, 1999,
                            between Parent and the Company.
        Exhibit 4        -- Letter to Stockholders of the Company, dated May 3,
                            1999.*
        Exhibit 5        -- Joint press release issued by the Company and Parent on
                            April 27, 1999.
        Exhibit 6        -- Opinion of U.S. Bancorp Piper Jaffray, Inc., dated April
                            26, 1999.*
        Exhibit 7        -- Employment Agreement between the Company and David S.
                            Gergacz dated December 4, 1996 (incorporated by reference
                            to the exhibit filed with the Company's annual report on
                            Form 10-K for the year ended December 31, 1996).
        Exhibit 8        -- Employment Agreement between the Company and Glenn A.
                            Etherington dated June 23, 1997 (incorporated by
                            reference to the exhibit filed with the Company's
                            quarterly report on Form 10-Q for the quarter ended June
                            30, 1997).
        Exhibit 9        -- Employment Agreement between the Company and Brian Klumpp dated March 27, 1997 (incorporated by reference to the
                            exhibit filed with the Company's quarterly report on Form
                            10-Q for the quarter ended June 30, 1997).
       Exhibit 10        -- Employment Agreement between the Company and Garrett H.
                            Digman dated October 12, 1997 (incorporated by reference
                            to the exhibit filed with the Company's quarterly report
                            on Form 10-Q for the quarter ended March 31, 1998).

---------------

* Included in copies of the Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Brite Voice Systems, Inc.

                                            By    /s/ STANLEY G. BRANNAN
                                             -----------------------------------
                                                     Stanley G. Brannan
                                                   Chairman, President and
                                                   Chief Executive Officer

Dated: May 3, 1999

                                                                         ANNEX I

                           BRITE VOICE SYSTEMS, INC.
                      SUITE 300, 250 INTERNATIONAL PARKWAY
                            HEATHROW, FLORIDA 32746

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER
                             ---------------------

                              GENERAL INFORMATION

     This Information Statement is mailed on or about May 3, 1999, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Brite Voice Systems, Inc., a Kansas corporation (the "Company"), to the holders of record of shares of common stock, no par value, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board of Directors").

     On April 27, 1999, the Company, InterVoice, Inc., a Texas corporation ("Parent"), and InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Acquisition Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for 9,158,155 Shares at a price of $13.40 per Share, net to the seller in cash without interest thereon, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition has been satisfied), Parent shall be entitled to designate directors (the "Parent Designees") on the Board of Directors of the Company that will give Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company promptly to take necessary action to cause the Parent Designees to be elected or appointed to the Board of Directors of the Company under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

     The information contained in this Information Statement concerning Purchaser, Parent and the Parent's Designees has been furnished to the Company by Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of April 27, 1999, there were 12,271,928 shares of Common Stock outstanding.

      BOARD OF DIRECTORS; RIGHT TO DESIGNATE DIRECTORS; EXECUTIVE OFFICERS

     The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer (the Minimum Condition having been satisfied), Parent shall be entitled to designate Parent Designees on the Board of Directors of the Company as will give Parent representation proportionate to its ownership interest. To this end, the Company has agreed to expand the size of the Board of Directors of the Company or to seek the resignation of one or more of the current directors, as requested by Parent. However, in the event that Parent Designees are elected to the Board of Directors of the Company, and until the Effective Time, the Board of Directors of the Company must include at least one director who is a director as of the date of execution of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent (one or more of such directors being the "Independent Directors"). If the number of Independent Directors is reduced below two, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed an Independent Director or, if no Independent Directors remain, the other directors shall designate one person to fill a vacancy created by resignation of one or more directors, who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent or the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint Parent Designees to the Board of Directors of the Company is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of Parent Designees, any action to amend or terminate the Merger Agreement on behalf of the Company, to exercise or waive any of the Company's rights, benefits or remedies thereunder, to extend the time for the performance of the Purchaser's obligations thereunder, to amend the Company's Articles of Incorporation or to take other action by the Company under the Merger Agreement shall be effected only by the action of a majority of the directors of the Company then in office who are Independent Directors.

     Pursuant to the Merger Agreement, the directors and officers of the Purchaser at the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws. If, at the Effective Time, a vacancy shall exist on the Company's Board of Directors or in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by law.

     As of the date of this Information Statement, Parent has not determined who will be the Parent Designees. However, the Parent Designees will be selected by Parent from among the list of candidates provided by Parent and contained in
Schedule I hereto. None of the persons from among whom the Parent Designees will be selected is a director of, or holds any position with, the Company. To the knowledge of the Company, except as set forth in Schedule I annexed hereto, none of the persons from among whom the Parent Designees will be selected or their associates beneficially owns any equity securities or rights to acquire any equity securities of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to rules and regulations of the Securities and Exchange Commission.

DIRECTORS

     Each member of the Company's Board of Directors holds office until his resignation or removal and until his successor is duly elected and qualified. At the Annual Meeting of Stockholders of the Company to be held May 11, 1999, a Board of Directors consisting of six members will be elected. The current members of the Company's Board of Directors and certain information with respect to each of them, are as follows:

     Stanley G. Brannan, the Company's founder, served as President, Chief Executive Officer and Chairman of the Board of Directors from the Company's inception until resigning as President and Chief Executive Officer in December 1996. Mr. Brannan subsequently resigned as Chairman of the Board of Directors in January 1998. Upon the resignation of David S. Gergacz in November 1998, Mr. Brannan accepted the positions of President and Chief Executive Officer on an interim basis. Prior to founding the Company, Mr. Brannan founded Mycro-Tek, Inc., a company specializing in the manufacture of microprocessor-based products used in electronic newsroom systems and television character generators. When Mycro-Tek, Inc. was acquired by Allied Corporation in 1980, Mr. Brannan was employed by Allied and eventually became president of that company's Merganthaler USA Division.

     David S. Gergacz joined the Company in December 1996 as President and Chief Executive Officer, and was named to the additional position of Chairman of the Board in January 1998. In November 1998, Mr. Gergacz resigned as President and Chief Executive Officer of the Company. Prior to joining the

Company, Mr. Gergacz served as president and chief executive officer for Cincinnati Bell Telephone, from September 1995 to October 1996. From April 1993 to August 1995 he was president and chief executive officer for Rogers Cantel Communications, Canada's leading provider of wireless communications, cable television, long distance, publishing and television and radio. From 1991 to 1993 he served as president and chief executive officer of Boston Technology. He has also held many management positions with companies in the telecommunications industry, including Sprint, Bell Laboratories, AT&T and NYNEX.

     C. MacKay Ganson, Jr., is a partner of Ganson & Company Fiduciary Services, formerly Taylor, Ganson & Perin Fiduciary Services, a small, privately-held firm providing fiduciary and trust services for individuals. Prior to 1982, Mr. Ganson was vice president with Bank of Boston's venture capital affiliate. Mr. Ganson is active in venture capital investing and serves as a director of several privately held companies.

     J. Darrell Kelley, has been president and chief executive officer of the Economic Development Commission of Mid-Florida, Inc. since September 1998. He is responsible for the management of business development and marketing activities for a four-county region in central Florida, including the City of Orlando. Mr. Kelley has nearly 40 years of experience in the telecommunications industry, including positions as chief executive officer of Sprint/United Telephone's North Central Operations, and United Telephone's Texas Operations. Most recently, he served as president of Southern Operations for Sprint Corporation from 1994 to 1997. Mr. Kelley serves as a director of several privately held companies.

     John F. Kelsey, III, is the founder and president of The Kelsey Group, Inc., a strategic planning and marketing analysis company in the interactive publishing field. Founded in 1986, The Kelsey Group provides information and decision-support services through publishing, consulting, conferences and research. Its clients include numerous directory and newspaper publishers, new media companies, technology suppliers and systems providers. Mr. Kelsey has been involved in the electronic information services industry since 1978 when he was responsible for strategic planning of interactive services at AT&T. Mr. Kelsey also held several executive positions with Dow Jones & Company in the 1980s.

     Alan C. Maltz, became Executive Vice President and a Director of the Company in August 1995, immediately following the Company's acquisition of Telecom Services Limited (U.S.) Inc., Telecom Services Limited (West), Inc. ("TSL West"), TSL Software Services, Inc., and TSL Management Group, Inc. (collectively the "TSL Companies"), and resigned his position as Executive Vice President upon fulfillment of the term of his employment contract in December 1997. Mr. Maltz served as vice president and a director of TSL West and as president and a director of each of the other TSL Companies since their incorporation at various times between July 1986 and December 1992. Prior to the founding of the TSL Companies, Mr. Maltz was vice president of telecommunications systems at Bankers Trust Company, where he managed the engineering, design and operation of all global telecommunications systems. Prior to his employment by Bankers Trust Company, Mr. Maltz was employed as a project engineer by Western Union and New York Telephone Company.

     Scott A. Maltz, became a Vice President and a Director of the Company in August 1995, immediately following the Company's acquisition of the TSL Companies, and was Senior Vice President and General Manager-TSL from June 1996 until August 1998. Mr. Maltz was president of TSL West since its formation in 1989. Prior to joining TSL, Mr. Maltz was employed by Bain & Company, a management consulting firm, where he consulted with clients in the telecommunications, financial services and personal computer industries.

     The nominees for election to the Board at the Annual Meeting to be held on May 11, 1999, are Messrs. Brannan, Ganson, Kelley, Kelsey, Alan C. Maltz and Scott A. Maltz. Scott A. Maltz and Alan C. Maltz are brothers. There are no other family relationships between any of the directors or between any of the directors and the executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS AND MEETING ATTENDANCE

     The Board of Directors of the Company held eight meetings during 1998, including regularly scheduled and special meetings.

     The Company currently has an Audit Committee, a Compensation Committee and a Nominating Committee of the Board of Directors. The Audit Committee recommends selection of the Company's independent auditors, reviews the scope and results of the audit, makes inquiries as to the adequacy of the Company's accounting, financial and operating controls, and reports findings and recommendations to the Board of Directors. The Compensation Committee determines the cash compensation for all Board of Directors-elected officers of the Company and determines the recipients and amounts of stock option grants. The Nominating Committee makes recommendations to the Board of Directors regarding potential nominees to the Board of Directors. During 1998, the Audit Committee met twice and the Compensation Committee met once. The Nominating Committee held no formal meetings during 1998.

     During 1998, all Directors attended at least 75% of the aggregate of all meetings of the Board of Directors and the Committees, if any, on which they served and which were held during the period that such persons served on the Board of Directors or such Committees.

COMPENSATION OF DIRECTORS

     Directors of the Company who are not officers currently receive $1,000 for each Board of Directors meeting personally attended, $250 for each conference telephone call Board of Directors meeting attended and an annual fee of $5,500. Each Director also receives $500 for each committee meeting attended which is held other than in conjunction with a regularly scheduled Board of Directors meeting. Directors are also reimbursed for expenses incurred in attending such meetings. Directors assigned to special projects are compensated at the rate of $125 per hour.

     Under the Company's Amended and Restated 1990 Non-Employee Director Stock Option Plan (the "Director Plan"), each Director who is neither an officer nor other salaried employee of the Company, receives an option to purchase 4,500 shares of the Company's Common Stock on each date of election of such person to the Board of Directors. Each such option vests and becomes exercisable cumulatively as to one-third of the shares of Common Stock on each of the first, second and third anniversaries of the grant date. A maximum of 150,000 shares of Common Stock may be issued under the Director Plan.

EXECUTIVE OFFICERS

     The executive officers of the Company, their ages, the period during which each has served in his present office and certain other information with respect to each of them are as follows:

     Stanley G. Brannan (50), the Company's founder, served as President, Chief Executive Officer and Chairman of the Board from the Company's inception until resigning as President and Chief Executive Officer in December 1996. Mr. Brannan subsequently resigned as Chairman of the Board in January 1998. In November 1998, Mr. Brannan resumed his role as Chairman, President and Chief Executive Officer on an interim basis. Prior to founding the Company, Mr. Brannan founded Mycro-Tek, Inc., a company specializing in the manufacture of microprocessor-based products used in electronic newsroom systems and television character generators. When Mycro-Tek, Inc. was acquired by Allied Corporation in 1980, Mr. Brannan was employed by Allied and eventually became president of that company's Merganthaler USA Division.

     Gerald V. Butler (57) has served as Senior Vice President of Worldwide Operations since April 1997 and, as Executive Vice President of Engineering and Worldwide Operations from May 1996 to April 1997. Mr. Butler joined the Company in November 1994 as Senior Vice President at the Company's Canton facility. From 1992 until joining the Company in 1994, Mr. Butler operated Business Basics, a project and data management consulting service. Mr. Butler served as president of the systems integration business unit of Prime/Computervision from 1988 to 1992, as president and chief executive officer of Culler Scientific from 1984 to 1988, and as vice president of computer special systems at Digital Equipment Corp. from 1979 to 1984.

     Garrett Digman (50) became Vice President of Marketing in October 1997. In November 1998, Mr. Digman was appointed General Manager of the Enterprise Solutions Group. From May 1995 until joining the Company, he served as president of Kinetic Technologies, a telecommunications consulting firm specializing in development of the infrastructure for PCS deployment. From 1992 to 1995, Mr. Digman was General Manager of North American Operations for GPT Video Systems.

     Glenn A. Etherington (44) has served as Chief Financial Officer of the Company since August 1988. He was treasurer from August 1988 until August 1993, and has been secretary since August 1993. From April 1984 until joining the Company, he served in various capacities including vice president of finance, controller and treasurer of American City Business Journals, Inc., a publisher of weekly business newspapers. Mr. Etherington is a certified public accountant.

     Victoria C. Farris (42) has served as Vice President of Finance and Treasurer since September 1995. From 1988 until 1995 she was general manager and vice president-finance of Sun Publications in Overland Park, Kansas, a publisher of community newspapers. From 1985 until 1988, she was controller of American City Business Journals, a publisher of weekly business newspapers. Ms. Farris is a certified public accountant.

     Brian Klumpp (58) was named Senior Vice President of Human Resources and Corporate Communications for the Company in March 1997. Prior to joining the Company, Mr. Klumpp served as chief executive officer and chairman of AWPI, a high technology water purifying company from December 1993 to 1997, and chief executive officer and chairman of Pawnee Industries, a diversified manufacturer of plastics, from 1988 to 1993. Prior to Pawnee, Mr. Klumpp held a number of executive management positions in the areas of human resources, sales, marketing and public affairs with the Dow Chemical Company.

     Ray S. Naeini (48) joined the Company in December 1995 as Vice President of Advanced Technologies and now serves as Vice President/General Manager of Network Products. In November 1999, Mr. Naeini was appointed Executive Vice President and General Manager of Global Products. Mr. Naeini has 22 years of experience in the telecommunications, voice processing and the computer industry, most recently with Intellicall from 1991 to December 1995, and has held various senior business executive and chief technology positions with Northern Telecom, Bell Northern Research, Honeywell and Network Assess Corp.

     Donald R. Walsh (62) joined the Company as Executive Vice President in August 1990 and became Executive Vice President of Business Systems in January 1998. In November 1998, Mr. Walsh was appointed Executive Vice President of Worldwide Sales. From 1987 to August 1990, he served as president of the Information Services subsidiary of Philadelphia Suburban Corporation. Prior to 1987 he was employed by IBM, where he held several management positions, primarily relating to sales and marketing.

     The Company's executive officers are elected by, and serve at the discretion of, the Board of Directors.

           REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Company (the "Committee") determines the Company's executive compensation policies and sets specific executive salaries. In January 1998, the Committee, then composed of non-employee directors Perry E. Esping, C. MacKay Ganson, Jr., and John F. Kelsey, III, established the executive compensation provisions for calendar year 1998.

     The Company's executive compensation program is designed to attract, retain and motivate executive officers who are believed to have the abilities necessary for the long-term success of the Company. This program consists of a base salary, incentive compensation based upon the achievement of certain specified revenue and operating profit goals, and stock options.

     David S. Gergacz served as President and Chief Executive Officer of the Company from December 2, 1996, until November 13, 1998, under an Employment Agreement negotiated by Mr. Gergacz and the Board of Directors. The Committee believes that the overall compensation established under the Employment Agreement was comparable to, and competitive with, the compensation programs in effect for chief executive officers of companies with which the Company competes.

     During 1998, Mr. Gergacz participated in deliberations regarding the compensation of other executive officers. Mr. Gergacz made recommendations to the Committee on the incentive compensation program to be followed by the Company, as well as specific compensation levels for each executive officer. After evaluating these recommendations, the Committee recommended programs and pay levels to the full Board of Directors for approval. In making its recommendations to the Board of Directors, the Committee considered such factors as the salaries of executive officers in similar positions with comparably sized companies, primarily within the Company's industry; survey data obtained from various sources; the experience and contribution levels of each executive officer; and the Company's financial performance during the last fiscal year.

     Under the Company's Executive Compensation Plan in 1998, executive officers were entitled to receive bonuses based upon the achievement of certain criteria established by the Board of Directors. Each executive was assigned a target bonus based upon achieving on-plan performance. The target bonuses ranged from 20% to 50% of base salary depending upon the executive's experience, contribution and job responsibilities.

     In general, executives in charge of a principal business unit were compensated based upon the attainment of revenue and profit contribution objectives of their business units as established at the beginning of the year. Revenue and contribution were weighted equally, with minimum thresholds of achievement below which no bonus would be earned. Executives not in charge of principal business units were compensated by a combination of overall corporate performance and achievement of objectives as established by Mr. Gergacz. Corporate performance consisted of a combination of revenue and operating income objectives, with each component weighted equally.

     Upon Mr. Gergacz's resignation in November 1998, Stanley G. Brannan assumed the positions of President and Chief Executive Officer of the Company on an interim basis. Upon recommendation of the Committee, Mr. Brannan is being compensated at the rate of $1,000 per working day and will not participate in the Company's executive bonus program. Mr. Brannan intends to resign as President and Chief Executive Officer upon the successful conclusion of the Board of Directors' current search for a new Chief Executive Officer.

     The Committee also grants stock options to executive officers in order to provide long-term incentives to the executives and to align the executives with the goal of maximizing stockholder value over time. Stock options are generally granted at fair market value, with vesting occurring at various dates. Grant ranges have been established for the executives based upon the practices of comparably sized companies in the Company's industry and related industries. Individual grants may vary within the range to reflect individual performance and potential. During 1998, options to purchase an aggregate 215,000 shares of Common Stock were granted to the Company's executive officers under the 1994 Stock Option Plan. The options vest cumulatively at the rate of 25% per year beginning one year from the applicable grant date. The Board of Directors believes that the actions taken on these options were consistent with the intent of the Board of Directors of providing meaningful incentives to the Company's executives.

     The preceding report was issued by the Compensation Committee, comprised of Alan C. Maltz, Scott A. Maltz, C. MacKay Ganson, Jr., and John F. Kelsey, III.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Beginning in January 1998, Perry E. Esping, C. MacKay Ganson, Jr. and John
F. Kelsey, III, each of whom was an independent non-employee Director of the Company, were members of the Compensation Committee of the Company's Board of Directors. Mr. Esping passed away in July 1998. Mr. Ganson and Mr. Kelsey continued to serve as members of the Compensation Committee until November 1998 when they were succeeded by Alan C. Maltz and Scott A. Maltz. Alan C. Maltz previously served as an Executive Vice President of the Company until his resignation effective December 31, 1997. Scott A. Maltz also served as a Senior Vice President of the Company until his resignation in August 1998. Otherwise, no person who served as a member of the Compensation Committee during the past fiscal year was an officer or an employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of the Company served as a member of the compensation committee (or other Board of Directors committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as a Director of the Company. David S. Gergacz, while serving as President, Chief Executive Officer and Chairman of the Board of Directors of the Company, participated in the Compensation

Committee's deliberations concerning executive compensation, other than deliberations concerning his own compensation.

                             EXECUTIVE COMPENSATION

     The following Summary Compensation Table shows the cash and other compensation paid or to be paid by the Company and its subsidiaries to (i) each of the persons who served as the Company's chief executive officer during 1998, and (ii) the four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers as of December 31, 1998, and an additional person who served as an executive officer during 1998 and would have been one of the four most highly compensated executive officers had he been serving as such as of December 31, 1998 (the "Named Executive Officers"), during the years indicated and for services rendered in all capacities in which they served:

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                      ANNUAL          COMPENSATION
                                                   COMPENSATION       ------------
                                                -------------------      AWARDS       ALL OTHER
                                                SALARY       BONUS      OPTIONS      COMPENSATION
NAME AND PRINCIPAL POSITION              YEAR     ($)         ($)         (#)            ($)
---------------------------              ----   -------     -------   ------------   ------------
Stanley G. Brannan.....................  1998   172,577(1)        0       4,500          3,324(4)
  President and Chief                    1997   210,000           0           0         43,445(5)
  Executive Officer                      1996   210,000      15,218      44,000          3,351(6)
David S. Gergacz.......................  1998   367,500     182,253      10,000            354(4)
  President and Chief                    1997   350,000     175,000     300,000        217,587(5)
  Executive Officer                      1996    36,673(2)   14,583     504,500             18(6)
Gerald V. Butler.......................  1998   176,400      81,696      10,000          3,641(4)
  Senior Vice President                  1997   176,400      35,097           0          3,279(5)
  of Worldwide Operations                1996   168,000      51,425      22,000          3,351(6)
Ray S. Naeini..........................  1998   180,000     109,019     110,000          3,643(4)
  Executive Vice President of            1997   152,539      82,186      20,000        108,451(5)
  Global Products                        1996   140,000           0      10,000        108,451(6)
Donald R. Walsh........................  1998   180,000     103,293      20,000          5,943(4)
  Executive Vice President of            1997   176,400      70,000           0        134,433(5)
  Worldwide Sales                        1996   168,000      46,350      44,000          5,651(6)
Scott A. Maltz.........................  1998   126,385(3)  163,000      10,000          3,492(4)
  Senior Vice                            1997   190,629      17,500           0          9,925(5)
  President/GM -- TSL                    1996   179,375      66,625      22,000         10,551(6)
Glenn A. Etherington...................  1998   185,000      81,517      20,000          3,645(4)
  Chief Financial Officer                1997   176,000      32,000           0        103,435(5)
                                         1996   168,000       9,511      44,000          6,951(6)

---------------

(1) Includes severance and consulting fees of $155,000 and director fees of $9,500.

(2) Includes director fees of $9,750.

(3) Includes director fees of $7,000.

(4) Includes (a) matching contributions under the Company's 401(k) plan in the amounts of $3,300 on behalf of Messrs. Brannan, Butler, Naeini, Walsh, Maltz and Etherington; (b) term life insurance premiums of $24 on behalf of Mr. Brannan, $354 for Mr. Gergacz, $341 for Mr. Butler, $343 for Mr. Naeini, $2,643 for Mr. Walsh, $192 for Mr. Maltz, and $245 for Mr. Etherington; and
    (c) an automobile allowance of $3,600 to Mr. Etherington.

(5) Includes (a) matching contributions under the Company's 401(k) plan in the amounts of $3,135 on behalf of Messrs. Brannan, Butler, Naeini, Walsh, Maltz and Etherington; (b) term life insurance premiums in the amounts of $2,444 on behalf of Mr. Walsh and $144 on behalf of each of Messrs. Brannan, Butler, Gergacz, Naeini, Maltz and Etherington;
    (c) relocation expense reimbursements in the amounts of $40,166 to Mr. Brannan, $217,443 to Mr. Gergacz, $105,172 to Mr. Naeini, $128,854 to Mr. Walsh, and $96,694 to Mr. Etherington; and (d) automobile allowances of $6,646 to Mr. Maltz and $3,462 to Mr. Etherington.

(6) Includes (a) matching contributions under the Company's 401(k) plan in the amounts of $3,135 on behalf of Messrs. Brannan, Butler, Naeini, Walsh, Maltz and Etherington; (b) term life insurance premiums in the amounts of $2,516 on behalf of Mr. Walsh, $18 on behalf of Mr. Gergacz, and $216 on behalf of each of Messrs. Brannan, Butler, Naeini, Maltz and Etherington; and (c) automobile allowances of $7,200 to Mr. Maltz and $3,600 to Mr. Etherington.

OPTION TABLES

     The following table sets forth information concerning options to purchase Common Stock granted during 1998 to the Named Executive Officers. The potential realizable value amounts shown below represent values that might be realized upon exercise immediately prior to the expiration of the term of the options using 0%, 5% and 10% appreciation rates set by the Securities and Exchange Commission, compounded annually, and therefore are not intended to forecast possible future appreciation, if any, of the price of the Company's Common Stock.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                         PERCENT OF                                         POTENTIAL REALIZABLE VALUE AT
                                           TOTAL                                               ASSUMED ANNUAL RATES OF
                                        OPTIONS/SARS                 MARKET                      STOCK PURCHASE PRICE
                             NUMBER      GRANTED TO     EXERCISE    PRICE AT                 APPRECIATION FOR OPTION TERM
                               OF       EMPLOYEES IN    OR BASE     DATE OF    EXPIRATION   ------------------------------
          NAME             SECURITIES   FISCAL YEAR      PRICE       GRANT        DATE      0%($)     5%($)       10%($)
          ----             ----------   ------------   ----------   --------   ----------   ------   --------   ----------
David S. Gergacz.........     10,000        2.18%         9.000       9.000      1/12/08      0       56,610      143,451
Stanley G. Brannan.......      4,500        0.98%        10.656      10.656      5/12/08      0       30,163       76,433
Gerald V. Butler.........     10,000        2.18%         9.000       9.000      1/12/08      0       56,610      143,451
Ray S. Naeini............     10,000        2.18%         9.000       9.000      1/12/08      0       56,610      143,451
                             100,000       21.82%         8.125       8.125     11/18/08      0      511,063    1,295,044
Donald R. Walsh..........     10,000        2.18%         9.000       9.000      1/12/08      0       56,610      143,451
                              10,000        2.18%         8.125       8.125     11/18/08      0       51,106      129,504
Scott A. Maltz...........     10,000        2.18%         9.000       9.000      1/12/08      0       56,610      143,451
Glenn A. Etherington.....     10,000        2.18%         9.000       9.000      1/12/08      0       56,610      143,451
                              10,000        2.18%         8.125       8.125     11/18/08      0       51,106      129,504

     All of the above options were granted under either the Company's 1994 Stock Option Plan or the Director Plan. Options granted under the 1994 Stock Option Plan vest cumulatively at 25% per year beginning on the first anniversary of the date of grant. Options granted under the Director Plan vest cumulatively as to one-third per year beginning on the first anniversary of the date of grant.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

     The following table sets forth, for each of the Named Executive Officers, information concerning each exercise of options to purchase Common Stock during the year ended December 31, 1998, and the fiscal year-end value of unexercised options.

                                                            NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED           IN-THE-MONEY
                                                                 OPTIONS AT                  OPTIONS AT
                                SHARES                         FISCAL YEAR-END           FISCAL YEAR-END($)
                               ACQUIRED        VALUE      -------------------------   -------------------------
            NAME              ON EXERCISE   REALIZED($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
            ----              -----------   -----------   -------------------------   -------------------------
David S. Gergacz............         0              0        213,000/1,500                 10,000/0
Stanley G. Brannan..........         0              0           4,500/0                       0/0
Gerald V. Butler............         0              0        50,000/32,000                  0/7,500
Ray S. Naeini...............         0              0        15,000/125,000              6,250/188,750
Donald R. Walsh.............         0              0        78,750/64,000               49,219/23,750
Scott A. Maltz..............         0              0             0/0                         0/0
Glenn A. Etherington........    22,222        $87,777        75,000/64,000               28,750/23,750

EMPLOYMENT AGREEMENTS; CHANGE IN CONTROL AGREEMENTS

     Under an Employment Agreement dated December 2, 1996, David S. Gergacz served as President and Chief Executive Officer of the Company until his resignation on November 13, 1998. The Company is making severance payments to Mr. Gergacz in an aggregate amount of approximately $555,000 over a one-year period from the date of his resignation. In addition, the Company will continue to pay Mr. Gergacz's health insurance premiums during such one-year period.

     Upon Stanley G. Brannan's resignation as Chairman of the Board of Directors of the Company on January 12, 1998, the Company and Mr. Brannan entered into an agreement pursuant to which the Company paid Mr. Brannan $105,000 as severance. Mr. Brannan performed certain consulting services for the Company through June 1998, for which he was paid $50,000. As a part of the agreement, Mr. Brannan agreed not to compete with the Company for a period of 18 months from the effective date of the agreement.

     In connection with the relocation of the Company's corporate headquarters to Heathrow, Florida, the Company entered into employment agreements with certain executive officers which assured the continued employment of such persons for a period of one year from the effective date of their relocation. The agreements provided for a base salary, participation in incentive compensation programs and guaranteed payment of the annual salary amount in the event of termination other than for Cause (as defined in the related agreement). The one-year term of the agreements with Donald R. Walsh and Ray S. Naeini expired during 1998.

     Glenn A. Etherington is serving as the Company's Chief Financial Officer under an Employment Agreement dated June 23, 1997. The Agreement provides for a base salary and participation in the Company's executive bonus program. In addition, if the Agreement is terminated other than for Cause (as defined in the Agreement), Mr. Etherington will be entitled to severance pay equal to one year of salary and benefits.

     Brian Klumpp is serving as the Company's Senior Vice President of Human Resources under an Employment Agreement dated March 27, 1999. The Agreement provides for a base salary and participation in the Company's executive bonus program. In addition, if the Agreement is terminated other than for Cause (as defined in the Agreement), Mr. Klumpp will be entitled to severance pay equal to one year of salary and benefits.

     Certain of the Company's executive officers have been granted options under the Company's stock option plans. In the event of a dissolution or liquidation of the Company, a merger or consolidation in which the Company is not the surviving corporation, or a change of ownership involving the transfer of in excess of 50% of the then outstanding Common Stock to a corporation or other entity, person or group of affiliated persons (hereafter a "Transaction"), holders of options will have the right, immediately prior to consummation of the

Transaction, to exercise all options granted thereunder without regard to the vesting provisions contained in the applicable option agreements. However, the Board of Directors may, in its sole discretion, determine that such immediate vesting of the right to exercise outstanding options is not in the best interests of the Company, in which event the successor corporation would be required to agree to assume the outstanding options or substitute therefor comparable options of such successor corporation.

                             COMMON STOCK OWNERSHIP

     The following table sets forth certain information, furnished by the persons named below, concerning beneficial ownership of the Company's Common Stock as of April 21, 1999 (except as otherwise indicated), by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each Director and nominee for Director of the Company;
(iii) each of the executive officers named in the table under the heading "Executive Compensation -- Summary Compensation Table"; and (iv) all Directors and executive officers of the Company as a group.

                                                              NUMBER OF SHARES       PERCENT OF
                          NAME                            BENEFICIALLY OWNED(1)(2)     CLASS
                          ----                            ------------------------   ----------
Stanley G. Brannan......................................         1,168,462(3)           9.52%
  250 International Parkway, Suite 300
  Lake Mary, Florida 32746
Alan C. Maltz...........................................         1,306,606(4)          10.65%
  29 Chelsea Drive
  Livingston, New Jersey 07039
Putnam Investments, Inc.................................           767,700(5)           6.26%
  One Post Office Square
  Boston, Massachusetts 02109
Gerald V. Butler........................................            57,500                 *
Glenn A. Etherington....................................           102,821                 *
C. MacKay Ganson, Jr....................................            39,862(6)              *
David S. Gergacz........................................            14,500                 *
J. Darrell Kelley.......................................                 0                 *
John F. Kelsey, III.....................................            20,833                 *
Scott A. Maltz..........................................           472,621              3.85%
Ray S. Naeini...........................................            20,000                 *
Donald R. Walsh.........................................            84,948                 *
All Directors and Executive Officers as a Group (15
  persons)..............................................         3,326,340             26.41%

---------------

 *  Less than 1% of the outstanding Common Stock

(1) Except as otherwise indicated, the listed beneficial owner has sole voting and investment power with respect to such shares.

(2) As required by the proxy solicitation rules of the Securities and Exchange Commission, the number of shares owned by the named individuals includes the shares they had the right to purchase within 60 days after April 21, 1999, upon exercise of stock options. The options held by the named individuals and the group are: Stanley G. Brannan -- 1,500; Alan C. Maltz -- 1,500; Gerald V. Butler -- 52,500; Glenn A. Etherington -- 77,500; C. MacKay Ganson, Jr. -- 19,000; David S. Gergacz -- 14,500; John F. Kelsey,
    III -- 19,000; Ray S. Naeini -- 20,000; Donald R. Walsh -- 81,250; and the group -- 323,000.

(3) Includes 25,000 shares owned by Mr. Brannan's wife. Also includes 10,000 shares owned by Mr. Brannan's children, beneficial ownership of which is disclaimed by Mr. Brannan.

(4) Includes 80,000 shares held by Mr. Maltz as custodian for his two minor daughters, beneficial ownership of which is disclaimed by Mr. Maltz.

(5) Information is as of December 31, 1998, based upon a Schedule 13G filed by Putnam Investments, Inc. on behalf of itself and its parent, Marsh & McLennan Companies, Inc., and two subsidiaries which are registered investment advisors, Putnam Investment Management, Inc. (investment advisor to the

    Putnam family of mutual funds) and The Putnam Advisory Company, Inc. (investment advisor to Putnam's institutional clients). Both subsidiaries have dispository power over the shares as investment managers. Each of the mutual fund's trustees has voting power over the shares held by each fund and The Putnam Advisory Company, Inc. has shared voting power over 372,000 shares held by institutional clients. The percentage is calculated as of March 1, 1999.

(6) Includes 4,300 shares held by Tucker Anthony & R.L. Day, Inc. for the benefit of the C. MacKay Ganson, Jr. SEP IRA. Also includes 3,081 shares held by the Charles M. Ganson Trust dated December 19, 1968, for the benefit of Carol Ganson, as to which Mr. Ganson is trustee.

                              COMPANY PERFORMANCE

     Set forth below is a line graph comparing the cumulative total return to holders of the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Stock Index, and the Standard & Poor's High Technology Composite Index for the period of five fiscal years commencing December 31, 1993, and ended December 31, 1998. Total return is based on an assumed investment of $100 on December 31, 1993, and reinvestment of dividends through December 31, 1998.

DESCRIPTION                                    1993        1994        1995        1996        1997        1998
BRITE VOICE SYS                               $100.00     $168.24     $130.59     $140.00     $ 91.76     $ 72.94
S & P 500                                     $100.00     $101.32     $139.40     $171.40     $228.59     $293.91
S & P Technology                              $100.00     $116.55     $167.88     $238.17     $300.32     $519.48

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. On the basis of reports and representations submitted by the Directors and executive officers of the Company, the Company believes that all Forms 3, 4 and 5 showing ownership of, and changes of ownership in, the Company's Common Stock during 1998, were timely filed with the Securities and Exchange Commission, except Stanley G. Brannan failed to file a report on Form 4 and when the oversight was discovered, reported the information late on Form 5.

                                                                      SCHEDULE 1

            DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of the directors and executive officers of Parent whom Parent has identified as the candidates to become Parent Designees. Each such person is a citizen of the United States of America, and the business address of each such person is c/o InterVoice, Inc., 17811 Waterview Parkway, Dallas, Texas 75252.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                  EMPLOYMENT; MATERIAL POSITIONS
NAME AND ADDRESS                 HELD DURING THE PAST FIVE YEARS
----------------                 -------------------------------
Daniel D. Hammond  Mr. Hammond, a founder of Parent, is currently the Chairman of the Board, a position he has held since December 1990,
                   and the Chief Executive Officer of Parent, a position he has held since July 1986. Mr. Hammond has served as a director of Parent since 1984.
David A. Berger    Mr. Berger is President and Chief Operating Officer of
                   Parent, a position he has held since August 1998. From June
                   1995 to August 1998, he served as President of the Satellite
                   Networks Division of Scientific Atlanta, a company that
                   designs, manufactures, sells and installs satellite
                   communications networks worldwide. From February 1994 to
                   June 1995, he served as President of the Satellite
                   Communications Division of Scientific Atlanta. Prior
                   thereto, from November 1993 to February 1994, he served as
                   Strategy Consultant for Scientific Atlanta.
Rob-Roy J. Graham  Mr. Graham is currently Chief Financial Officer and
                   Secretary of Parent, positions he has held since August
                   1994; Chief Accounting Officer of Parent, a position he has held since April 1994; and Controller of Parent, a position he has held since August 1992.
Dwain H. Hammond   Mr. Hammond is currently Senior Vice President, Research and
                   Development, of Parent, a position he has held since
                   December 1998. From June 1998 to December 1998, Mr. Hammond
                   served as Senior Vice President, Engineering of Parent. From
                   September 1994 to June 1998, Mr. Hammond served as Vice
                   President of Research and Development of Parent. Prior
                   thereto, he served Parent as Vice President  -- Research and
                   Development, Core Systems from September 1993 to September
                   1994, and as Director of Hardware Development from 1990 to
                   September 1993. Mr. Hammond, who has been an employee of
                   Parent since 1984, is the brother of Daniel D. Hammond,
                   Chairman of the Board and Chief Executive Officer.
Gordon H. Givens   Mr. Givens is currently Senior Vice President, Custom
                   Products LOB, of Parent, a position he has held since July
                   1998. From July 1996 to July 1998, Mr. Givens served as
                   Managing Director of European Strategic Business Unit of
                   Parent. From March 1994 to July 1996, he served as Vice
                   President -- Technical Services of Parent. Prior thereto, he served as Vice President -- Professional Services of Parent from March 1993 to March 1994.

                                 PRESENT PRINCIPAL OCCUPATION OR
                                  EMPLOYMENT; MATERIAL POSITIONS
NAME AND ADDRESS                 HELD DURING THE PAST FIVE YEARS
----------------                 -------------------------------
Dean C. Howell     Mr. Howell is currently Vice President and Corporate Counsel of Parent, a position he has held since March 1996. From
                   October 1992 to February 1996, he served as Legal Counsel of
                   Parent.
M. Gregory Smith   Mr. Smith is currently Senior Vice President -- Sales, the
                   Americas and Asia Pacific of Parent, a position he has held since August 1996. From July 1994 to May 1996, he served as
                   Vice President and General Manager of SRX Corporation, a
                   company that engaged in the manufacture and sale of
                   telecommunications equipment. Prior thereto, from May 1992 to July 1994, Mr. Smith served as Regional Sales Manager of
                   Rockwell International, a manufacturer and contractor in the telecommunications industry.

                                 EXHIBIT INDEX

 EXHIBIT                             DESCRIPTION
 -------                             -----------
Exhibit 1    -- Acquisition Agreement and Plan of Merger, dated as of
                April 27, 1999, among Purchaser, Parent and the Company.
Exhibit 2    -- Stockholders' Agreement, dated as of April 27, 1999,
                among the Major Stockholders, Parent and Purchaser.
Exhibit 3    -- Confidentiality Agreement, dated as of March 15, 1999,
                between Parent and the Company.
Exhibit 4    -- Letter to Stockholders of the Company, dated May 3,
                1999.*
Exhibit 5    -- Joint press release issued by the Company and Parent on
                April 27, 1999.
Exhibit 6    -- Opinion of U.S. Bancorp Piper Jaffray, Inc., dated April
                26, 1999.*
Exhibit 7    -- Employment Agreement between the Company and David S.
                Gergacz dated December 4, 1996 (incorporated by reference
                to the exhibit filed with the Company's annual report on
                Form 10-K for the year ended December 31, 1996).
Exhibit 8    -- Employment Agreement between the Company and Glenn A.
                Etherington dated June 23, 1997 (incorporated by
                reference to the exhibit filed with the Company's
                quarterly report on Form 10-Q for the quarter ended June
                30, 1997).
Exhibit 9    -- Employment Agreement between the Company and Brian Klumpp dated March 27, 1997 (incorporated by reference to the
                exhibit filed with the Company's quarterly report on Form
                10-Q for the quarter ended June 30, 1997).
Exhibit 10   -- Employment Agreement between the Company and Garrett H.
                Digman dated October 12, 1997 (incorporated by reference
                to the exhibit filed with the Company's quarterly report
                on Form 10-Q for the quarter ended March 31, 1998).

---------------

* Included in copies of the Schedule 14D-9 mailed to Stockholders.